Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Third Quarter 2016 Financial Results
Third Quarter 2016 Highlights

•	Volumes increased 7.3% to 277.1 kmt compared to 258.3 kmt in the third quarter of 2015 with increases in both Specialty and Rubber

•
Revenue in the third quarter of 2016 amounted to €259.7 million compared to €278.7 million in the third quarter of 2015 mostly due to the impact of lower feedstock costs being passed through to customers with pricing agreements indexed to costs. Underlying revenues (excluding the impact of feedstock cost pass throughs) increased by €19.0 million in line with the increase in volumes

•
Net Income was a loss of €3.8 million compared to €12.1 million profit in the third quarter of 2015 following an €18.9 million after tax cost for restructuring the rubber black network associated with the closure of our plant in Ambès, France. Accordingly EPS was a loss of €0.06

•
Pre tax cash costs of €16.7 million and non cash impairments of €11.2 million were recorded for the rubber black network restructuring resulting in a decrease of Operating Result (EBIT) by €23.7 million to €3.4 million from €27.1 million in the third quarter of 2015

•	Adjusted EBITDA[1] increased by 15.4% to €55.4 million compared to €48.0 million in the third quarter of 2015

•	Adjusted EPS[1] rose to €0.33 compared to €0.32 in the third quarter of 2015

•
Specialty Carbon Black Adjusted EBITDA increased by 18.6% to €33.2 million in the third quarter of 2016 from €28.0 million in the third quarter of 2015 as a result of 7.4% volume growth, impact of lower raw material costs and improved product mix

•
Rubber Carbon Black Adjusted EBITDA increased by €2.2 million, or 11.0% to €22.2 million in the third quarter of 2016 from €20.0 million in the third quarter of 2015 due to the positive impact from feedstock surcharges as well as a solid performance of the recently acquired facility in China

•
Cash flow from operating activities totaled €44.9 million, with the cash balance at September 30, 2016 totaling €64.7 million after voluntary debt repayments of €40.0 million and dividend payments of €30.0 million year to date. Dividend payments and debt repayments in the third quarter of 2016 were €10.0 million and €20.0 million respectively

•
Term Loan debt was repriced to reduce the cost of debt by 100 basis points to an interest rate of 3.75%, effective September 30, 2016 which is expected to result in annual interest savings of about €6.0 million pre-tax and earnings per share improvement of about 6 to 7 euro cents

•	Net Working Capital ended the quarter at 68 days

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – November 3, 2016 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its third quarter of 2016.

“We continue to execute extremely well this year, both operationally and strategically, delivering another quarter of growth in all of our key financial metrics,” said Jack Clem, Orion’s Chief Executive Officer. “It is especially gratifying in this quarter to report on the strong performance of our specialty business as well as an improving performance in our rubber business. On the operational side, we achieved another strong quarter of volume growth which reached 7.3%, with contributions from both businesses. In addition, in the face of a stabilizing, albeit a still challenging oil price environment, we realized double digit Adjusted EBITDA gains in both the Specialty and Rubber businesses and saw significant improvements in the Adjusted EBITDA margin of each. Although we generated a small loss of €3.8 million for the quarter as a result of accruals taken for the Ambès closure, our total Adjusted EBITDA of €55.4 million, in what is a seasonally slower quarter in some of our regions, was especially rewarding to see. Our specialty business continues to benefit from lower raw material costs, while feedstock surcharges are helping the rubber business to recover. Strategic execution remains on track also with the planned closure of the rubber black plant in France. While we appreciate the contributions this plant has made in the past, the move is a part of our larger plan to improve the competitiveness of our operational network. In support of this, we intend to restructure our Korean production network to consolidate and upgrade capacity in that country into one strengthened facility focusing on high value specialty and rubber products.”
“The cash flow from the business remained robust” continued Mr. Clem. “Cash flow from operations was €44.9 million in the quarter, well ahead of our requirements for maintenance capex, ongoing productivity improvements, debt service and dividend coverage. Year-to-date, we have voluntarily paid down €40 million of our debt, while maintaining a stable cash position of roughly €65 million. This clearly demonstrates that we continue to follow our capital allocation plan by reducing leverage from 2.89x at the start of this year to 2.53x at the end of the third quarter. Additionally, we reduced our interest expense on this debt by repricing our term loan just before the end of the third quarter, which is expected to save us an additional €6 million per year going forward.”

In EUR	Fiscal Year 2016	Fiscal Year 2015
	Third Quarter	Third Quarter
Volume (in kmt)	277.1	258.3
Revenue	259.7m	278.7m
Contribution Margin	115.9m	103.5m
Contribution Margin per Metric Ton (1)	418.1	400.8
Operating Result (EBIT) (2)	3.4m	27.1m
Adjusted EBITDA	55.4m	48.0m
Profit or (Loss) for the Period (Net Income) (2)	(3.8)m	12.1m
EPS (2)/(3)	-0.06	0.2
Adjusted EPS (4)	0.33	0.32
Notes:

(1)
The change in Contribution Margin per Metric Ton (CM/mT) between Q3 2016 and Q3 2015 reflects the impact of rubber price surcharges and the benefit of pricing discipline in a lower raw material cost environment in the Specialty Carbon Black segment as well as a continuation in the shift of total group volumes towards specialty, mechanical rubber goods and technical tire grades.

(2)	Includes expenses relating to restructuring totaling €27.9 million of which cash relevant costs amounts to €16.7 million and non-cash impairments €11.2 million.

(3)
EPS calculated using profit or (loss) for the period (Net Income) and weighted number of shares outstanding in the respective quarter. The change in EPS is primarily associated with the costs associated with the after tax cost for restructuring the rubber black network associated with the closure of our plant in Ambès, France.

(4)
Calculated using profit or loss (Net Income) for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Third Quarter 2016 Overview
Volumes increased by 18.8 kmt resulting in total volume of 277.1 kmt in the third quarter of 2016 compared to 258.3 kmt in the third quarter of 2015. This 7.3% increase reflected stronger volumes in both the Specialty and Rubber Carbon Black businesses. Our new business in Qingdao, China (OECQ), acquired during the fourth quarter of 2015, accounted for 15.7 kmt of the volume increase.
While volumes in the quarter rose, revenue decreased by €19.0 million, or 6.8%, to €259.7 million in the third quarter of 2016 from €278.7 million in the third quarter of 2015. This revenue decrease was due primarily to sales price declines resulting from the pass through of lower feedstock costs to customers with agreements that link price to the cost of feedstock, partially offset by additional volumes as well as impacts from feedstock surcharges becoming effective.
Contribution Margin increased by €12.4 million, or 11.9%, to €115.9 million in the third quarter of 2016 from €103.5 million in the third quarter of 2015, driven by improved Rubber Carbon Black margins as a result of the introduction of feedstock surcharges, strong volume growth in our Specialty Carbon Black business and good performance of OECQ.
Gross Profit increased by €8.7 million to €82.8 million in the third quarter 2016 from €74.1 million in the third quarter of 2015, with the increase in contribution margin being partly offset by a higher depreciation expense largely related to the acquisition of OECQ.
Adjusted EBITDA increased by about €7.4 million to €55.4 million in the third quarter of 2016, or 15.4%, from €48.0 million in the third quarter of 2015, reflecting the development of Gross Profit discussed above. Specialty Carbon Black contributed 60% of the Adjusted EBITDA up from 58% in the prior year.
Quarterly Business Results

SPECIALTY CARBON BLACK
	Q3 2016	Q3 2015	Y-o-Y Comparison
Volume (kmt)	59.7	55.6	7.4%
Revenue (EUR/Millions)	94.7	95.6	(0.9)%
Gross Profit (EUR/Millions)	43.4	36.9	17.8%
Gross Profit/metric ton (EUR)	727.0	662.9	9.7%
Adjusted EBITDA (EUR/Millions)	33.2	28.0	18.6%
Adjusted EBITDA/metric ton (EUR)	556.4	504.2	10.4%
Adjusted EBITDA Margin	35.1%	29.3%	580 bps
Volumes for the Specialty Carbon Black business increased by 7.4% to 59.7 kmt in the third quarter of 2016 from 55.6 kmt in the third quarter of 2015. OECQ has begun the planned shift of production to Specialty Carbon Black contributing to the gain. Remaining growth reflected increased global demand and further penetration of markets, with all markets showing strength, but especially in Asia Pacific.
Revenue of the business decreased by €0.9 million, or 0.9%, to €94.7 million in the third quarter of 2016 from €95.6 million in the third quarter of 2015. The impact of strong volume growth and favorable mix was offset by price declines coming mostly from the pass through of reduced feedstock costs to customers with index pricing.
Gross Profit increased by €6.5 million, or 17.8%, to €43.4 million in the third quarter of 2016 from €36.9 million in the third quarter of 2015 driven by increased volumes, the effects of raw material costs and improved mix.
Adjusted EBITDA increased by 18.6% to €33.2 million in the third quarter of 2016 from €28.0 million in the third quarter of 2015, reflecting the development of Gross Profit. Adjusted EBITDA margin was 35.1% in the third quarter of 2016 compared to 29.3% in the third quarter of 2015, an increase of 580 bps.

RUBBER CARBON BLACK
	Q3 2016	Q3 2015	Y-o-Y Comparison
Volume (kmt)	217.3	202.7	7.2%
Revenue (EUR/Millions)	165.0	183.1	(9.9)%
Gross Profit (EUR/Millions)	39.3	37.3	5.4%
Gross Profit/metric ton (EUR)	180.9	184.0	(1.7)%
Adjusted EBITDA (EUR/Millions)	22.2	20.0	11.0%
Adjusted EBITDA/metric ton (EUR)	102.1	98.6	3.6%
Adjusted EBITDA Margin	13.4%	10.9%	250 bps
Volumes for the Rubber Carbon Black business increased by 7.2% to 217.3 kmt in the third quarter of 2016 from 202.7 kmt in the third quarter of 2015, with volume growth of 14.6 kmt associated with the impact of the acquisition of OECQ in the last quarter of 2015. Organic volume growth was flat.
Revenue decreased by €18.1 million, or 9.9%, to €165.0 million in the third quarter of 2016 from €183.1 million in the third quarter of 2015. This revenue decrease was due to price declines resulting from pass through of lower cost feedstock to customers based on index-pricing agreements, and to a lesser extent to regional mix effects partly offset by the positive impact of revenues from OECQ and feedstock surcharges.
Gross profit increased by €2.0 million, or 5.4%, to €39.3 million in the third quarter of 2016 from €37.3 million in the third quarter of 2015. This increase was associated with the positive impact of OECQ and the favorable impact of a full quarter of feedstock surcharges, which served to offset persistently negative feedstock cost impacts. Reduced cogeneration earnings as a result of lower global energy prices also continue to negatively influence gross profit development.
Adjusted EBITDA increased by €2.2 million, or 11.0% to €22.2 million in the third quarter of 2016 from €20.0 million in the third quarter of 2015, reflecting the development of Gross Profit.
As part of the continuing strategic repositioning of the Rubber business, in May 2016 the Company's German operating subsidiary terminated, effective December 31, 2016, the Contract Manufacturing Agreement currently in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity have been estimated to total €27.9 million of which cash relevant costs amount to €16.7 million and non-cash impairments €11.2 million. These costs have been recognized in the three months ended September 30, 2016.
Balance Sheet and Cash Flow
As of September 30, 2016, the Company had cash and cash equivalents of €64.7 million which is essentially at the same level as seen on December 31, 2015 after having voluntarily made debt repayments of €40.0 million and paying aggregate dividends of €30.0 million year to date, while funding the Company's capex program. Compared to June 30, 2016, cash and cash equivalents decreased by €0.2 million.
The Company’s non-current indebtedness as of September 30, 2016 was €598.7 million composed of the non-current portion of term loan liabilities (€609.3 million less transaction costs of €10.8 million). Net indebtedness, including €7.2 million current portion of term loan liabilities, was €551.8 million, which represents a 2.53 times LTM Adjusted EBITDA multiple down from 2.73 times in the previous quarter and down from 2.89 times at the end of 2015.
Cash inflows from operating activities in the third quarter of 2016 amounted to €44.9 million, primarily consisting of provision for costs associated with the after tax cost for restructuring the rubber black network associated with the closure of our plant in Ambès, France, a consolidated loss for the period of €3.8 million, adjusted for depreciation and amortization of €30.7 million and the exclusion of finance costs of €9.4 million affecting net income. Net working capital increased slightly as a result of higher oil prices during the quarter and totaled €190.5 million as of September 30, 2016, compared to €181.4 million as of June 30, 2016 and €183.0 million as of December 31, 2015.

Cash outflows from investing activities in the third quarter of 2016 amounted to €10.2 million composed of capex expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2016 amounted to €35.2 million, consisting of a voluntary debt repayment of €20.0 million, a dividend payment of €10.0 million, regular interest payments of €9.8 million and regular debt repayment of €1.8 million.
Update on Production Footprint Alignment and 2016 Full Year Outlook
Jack Clem, Chief Executive Officer, addressed the rubber black restructuring.“We are making the right strategic moves; foremost among these is our ongoing initiative to re-align our manufacturing footprint to expand our specialty business at above market growth rates while continuing to concentrate on our more profitable mechanical rubber goods and technical tire rubber products. As part of this footprint strategy we are now well underway with preparation of the closure of our facility in Ambès, France, and as recently announced for our facility in Yeosu, Korea, the conversion of one tire grade carbon black production line into a specialty and technical rubber grade production line.”
Mr. Clem continued, “In addition, after review of our operations in Korea, we are announcing our intention to concentrate our Korean production at one site, which will enable us to most effectively serve the domestic Korean market and Asia-Pacific export customers, as well as supporting supplies to the rest of the world. The pressures of high labor costs, the cost and availability of essential raw material feedstocks, and the continuing need to improve the productivity of our production network are major drivers of this decision, with details to be finalized by year end. In the course of transitioning to Yeosu, additional capacity will be shifted to specialty and technically demanding rubber products, supporting our strategy of expanding our leadership in offering higher value added products required by our customers. The consolidation is targeted to conclude in mid-2018.”
Concluded Mr. Clem, “We are having a solid year thus far in 2016 and are tightening our guidance for the year to the range of €217 to €223 million Adjusted EBITDA. While we still have much work to do, we remain well positioned to drive profitable volume growth and generate strong cash flow, largely due to our product breadth, differentiation, and innovation and technical expertise. We continue to take decisive steps to address our footprint and maintain our strategic focus on shifting more of our capacity to higher value-added products, as well as keeping raw material pricing imbalances in focus. As a result, we remain confident in our ability to generate strong cash flow to continue to:

•	cover our dividend,

•	proactively de-lever our balance sheet, as well as

•	fund on-going value generating capex needs focused on productivity and footprint enhancement projects.”
Guidance for depreciation is estimated to be approximately €60 million in 2016 and for amortization approximately €20 million, which includes amortization of acquired intangibles of €13 million. Guidance for shares outstanding is 59.3 million, before giving effect to any additional share buybacks, with an underlying tax rate of about 36% on pre-tax income and for capital expenditures of approximately €60 million in 2016.
Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, November 4, 2016, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through November 11, 2016:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13646936
The webcast can be accessed on the Investor Relations section of the Company’s website at: www.orioncarbons.com. An Archived recording will be available there following the webcast.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce high-performance as well as standard Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Specialty Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. With approximately 1530 employees worldwide, Orion runs 15 global production sites and four Applied Technology Centers. For more information please visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “Update on Production Footprint Alignment and 2016 Full Year Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015 and in Note 9 to our unaudited interim condensed consolidated financial statements as at September 30, 2016 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2016 Full Year Outlook” and “Quarterly Business Results” sections above - as a result of new information, future events or other information, other than as required by applicable law.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and six months ended September 30, 2016 and 2015 - unaudited

	Three Months Ended Sep 30, 2016	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	259,682	278,660	753,818	851,411
Cost of sales	(176,929)	(204,512)	(502,532)	(609,539)

Gross profit	82,753	74,148	251,286	241,872

Selling expenses	(28,601)	(27,136)	(83,879)	(80,627)
Research and development costs	(3,654)	(2,460)	(10,718)	(10,525)
General and administrative expenses	(17,187)	(14,591)	(50,803)	(45,291)
Other operating income	533	3,312	1,602	4,987
Other operating expenses	(2,533)	(6,133)	(11,490)	(11,120)
Restructuring expenses	(27,900)	—	(27,900)	—

Operating result (EBIT)	3,411	27,140	68,098	99,296

Finance income	6,214	13,555	19,036	21,502
Finance costs	(15,609)	(27,478)	(46,080)	(62,663)
Share of profit or loss of joint ventures	121	121	298	371

Financial result	(9,274)	(13,802)	(26,746)	(40,790)

Profit before income taxes	(5,863)	13,338	41,352	58,506

Income taxes	2,023	(1,286)	(15,337)	(17,120)
			0.000371	0.000293
Profit for the period	(3,840)	12,052	26,015	41,386
Earnings per Share (EUR per share), basic	(0.06)	0.20	0.44	0.69
Weighted average number of ordinary shares (in thousands)	59,320	59,635	59,364	59,635
Earnings per Share (EUR per share), diluted	(0.06)	0.20	0.43	0.69
Weighted average number of diluted ordinary shares (in thousands)	59,775	59,949	59,819	59,741

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at September 30, 2016 and December 31, 2015 – unaudited

	Sep 30, 2016	Dec 31, 2015
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	80,584	94,803
Property, plant and equipment	370,579	385,856
Investment in joint ventures	4,536	4,657
Other financial assets	1,359	3,049
Other assets	2,910	3,698
Deferred tax assets	59,848	55,254
	568,328	595,829
Current assets
Inventories	107,936	105,111
Trade receivables	178,614	172,123
Other financial assets	4,461	3,126
Other assets	21,044	20,321
Income tax receivables	4,342	8,750
Cash and cash equivalents	64,735	65,261
	381,132	374,692
	949,460	970,521

	Sep 30, 2016	Dec 31, 2015
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	—
Reserves	(37,413)	(52,823)
Profit or loss for the period	26,015	42,874
	44,822	49,686
Non-current liabilities
Pension provisions	56,953	44,994
Other provisions	14,098	15,456
Financial liabilities	598,685	650,782
Other liabilities	598	138
Deferred tax liabilities	39,302	40,052
	709,636	751,422
Current liabilities
Other provisions	55,105	38,057
Trade payables	96,100	94,213
Other financial liabilities	12,393	4,750
Income tax liabilities	12,455	16,443
Other liabilities	18,949	15,950
	195,002	169,413
	949,460	970,521

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and six months ended September 30, 2016 and 2015 – unaudited

	Three Months Ended Sep 30, 2016	Three Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2015
	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	(3,840)	12,052	26,015	41,386

Income taxes	(2,023)	1,286	15,337	17,120

Profit before income taxes	(5,863)	13,338	41,352	58,506

Depreciation and amortization of intangible assets and property, plant and equipment	30,724	17,593	70,276	52,045
Other non-cash expenses/(income)	1,426	(2,297)	1,740	(2,297)
(Increase)/decrease in trade receivables	(7,177)	7,162	(4,681)	27,356
(Increase)/decrease in inventories	(10,101)	4,930	(4,081)	16,982
Increase/(decrease) in trade payables	8,050	(17,445)	12,319	(20,522)
Increase/(decrease) in provisions	21,456	2,946	15,517	(8,153)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	3,369	(6,691)	5,331	(4,119)
Finance income	(6,214)	(13,555)	(19,036)	(21,502)
Finance costs	15,609	27,478	46,080	62,663
Cash paid for income taxes	(6,426)	(3,328)	(17,128)	(8,865)

Cash flows from operating activities	44,853	30,131	147,689	152,094

Cash paid for the acquisition of intangible assets and property, plant and equipment	(10,151)	(9,478)	(48,167)	(40,823)

Cash flows from investing activities	(10,151)	(9,478)	(48,167)	(40,823)
			—	—
Share buyback	—	—	(3,415)	—
Repayments of borrowings	(21,796)	(1,795)	(45,404)	(5,406)
Cash payments of current financial liabilities	6,779	(4,067)	6,745	(7,599)
Interest and similar expenses paid	(11,827)	(9,646)	(30,726)	(32,184)
Interest and similar income received	1,668	198	2,014	1,324
Dividends paid to shareholders	(10,000)	(10,000)	(29,994)	(30,000)

Cash flows from financing activities	(35,176)	(25,310)	(100,780)	(73,865)

Change in cash	(474)	(4,657)	(1,258)	37,406

Change in cash resulting from exchange rate differences	270	(2,501)	732	(2,090)
Cash and cash equivalents at the beginning of the period	64,939	113,018	65,261	70,544

Cash and cash equivalents at the end of the period	64,735	105,860	64,735	105,860

Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital.

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of Adjusted EBITDA to profit or loss	Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
in EUR k	2016	2015	2016	2015
Adjusted EBITDA	55,425	48,012	167,128	157,862
Share of profit of joint venture	(121)	(121)	(298)	(371)
Restructuring expenses (1)	(17,603)	—	(17,603)	—
Consulting fees related to group strategy (2)	(297)	—	(2,063)	(182)
Long Term Incentive Plan (LTIP)	(1,297)	(411)	(2,212)	(411)
Other adjustments (3)	(1,972)	(2,747)	(6,578)	(5,557)
EBITDA	34,135	44,733	138,374	151,341
Depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	(30,724)	(17,593)	(70,276)	(52,045)
Earnings before taxes and finance income/costs (operating result (EBIT))	3,411	27,140	68,098	99,296
Financial result	(9,274)	(13,802)	(26,746)	(40,790)
Income taxes	2,023	(1,286)	(15,337)	(17,120)
Profit for the period	(3,840)	12,052	26,015	41,386
(1) Restructuring Expenses for the three and nine months ended September 30, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision by the management of the OEC SAS, Ambès, France to cease production by December 31, 2016. Expenses comprise personnel related costs of €6.6 million and demolishing, side remediation and securing as well as accrued other expenses for the cessation of €11.0 million.
(2)    Consulting fees related to the Group strategy mainly relate to the formulating and executing of the strategic realignment of the worldwide Rubber footprint.
(3) Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2016 primarily relate to costs of €0.7 million in connection with our EPA enforcement action and cost of €0.5 million associated with the integration OECQ, which was acquired in the last quarter of 2015. Another €0.6 million are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the nine months ended September 30, 2016 primarily relate to costs of €3.5 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), €1.6 million in connection with the OECQ integration as well as €0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant. Another €0.6 million of expenses are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the three and nine months ended September 30, 2015 primarily relate to costs associated with our EPA enforcement action.
(4) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three and nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.

Reconciliation of Adjusted EPS to EPS

Adjusted EPS	Three Months Ended Sep 30,
in EUR k	2016	2015
Profit for the period	(3,840)	12,052
Long Term Incentive Plan (LTIP)	1,297	411
Add back other adjustment items and Ambès, France impairment [1]	30,169	2,747
Add back amortization of acquired intangible assets	3,270	3,264
Add back foreign exchange rate impacts to financial result	117	4,239
Amortization of transaction costs	750	826
Release of transaction costs due to repayment	378	—
Tax effect on add back items at 35% estimated tax rate	(12,593)	(4,599)
Adjusted profit or loss for the period	19,548	18,940
Adjusted EPS [2]	0.33	0.32

Total add back items	23,388	6,888

Impact add back items per share	0.39	0.12
+ Earnings per Share (EUR per share), basic	(0.06)	0.20
= Adjusted EPS [2]	0.33	0.32
1) For the three months ended September 30, 2016: €27,900k Ambès, France restructuring expenses, €297k consulting fees related to group strategy and €1.972k other adjustments, for the three months ended September 30, 2015: €2,747 other adjustments
2) Based upon weighted number of shares outstanding, which was 59,320k for the three months ended September 30, 2016 and 59,635k for the three months ended September 30, 2015.

Forward-looking Adjusted EBITDA and Adjusted EPS included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.